Exhibit 99.2
Bending Spoons S.p.A.
Quarterly unaudited financial statements as of June 30, 2026
Bending Spoons S.p.A. | Q2 2026 Financial Statements | Page 1
Bending Spoons S.p.A.
Condensed consolidated balance sheet (unaudited)

Thousands	December 31, 2025	June 30, 2026
ASSETS
Cash and cash equivalents	$629,944	$792,950
Accounts receivable, net	$144,593	$278,767
Income tax receivables, current	$12,838	$12,611
Costs to obtain contracts, current	$16,545	$17,557
Prepaid expenses	$40,433	$49,686
Other current assets	$74,312	$200,131
Total current assets	$918,664	$1,351,702
Goodwill	$2,423,570	$4,146,212
Intangible assets, net	$1,077,974	$2,156,607
Property, plant, and equipment, net	$11,078	$13,851
Deferred tax assets	$271,073	$270,165
Costs to obtain contracts, non-current	$523	$695
Other non-current assets, net	$54,611	$116,167
Total assets	$4,757,495	$8,055,399
LIABILITIES AND SHAREHOLDERS’ EQUITY
Accounts payable	$21,413	$35,895
Long-term debt, current	$415,260	$794,141
Deferred revenue, current	$450,499	$583,265
Income tax current liabilities	$65,407	$76,427
Accrued and other current liabilities	$165,951	$622,926
Total current liabilities	$1,118,530	$2,112,654
Long-term debt, non-current	$2,255,622	$4,086,939
Deferred tax liabilities	$349,073	$491,632
Deferred revenue, non-current	$214	$38,404
Other non-current liabilities	$39,193	$67,357
Total liabilities	$3,762,632	$6,796,987
Commitments and contingencies
Common stock	$1,467	$14,760
Additional paid-in capital	$662,753	$704,070
Other equity items	$330,643	$539,582
Total shareholders’ equity	$994,863	$1,258,412
Total liabilities and shareholders’ equity	$4,757,495	$8,055,399

See accompanying notes to condensed consolidated interim financial statements

Bending Spoons S.p.A. | Q2 2026 Financial Statements | Page 2
Bending Spoons S.p.A.
Condensed consolidated income statement (unaudited)

	Three months ended June 30,		Six months ended June 30,
Thousands, except per-share amounts	2025	2026	2025	2026
Revenue	$311,100	$704,155	$570,046	$1,305,476
Cost of revenue	$106,615	$240,534	$200,118	$433,651
Gross profit	$204,485	$463,621	$369,928	$871,825
Research and development expense	$19,398	$58,204	$63,157	$152,599
Sales and marketing expense	$30,696	$72,679	$68,014	$131,230
General and administrative expense	$53,774	$92,488	$142,754	$227,573
Operating income	$100,617	$240,251	$96,003	$360,422
Interest expense	$35,733	$108,970	$55,049	$202,154
Other expense (income)	$2,745	$(19,488)	$6,734	$(68,832)
Income before tax	$62,139	$150,769	$34,220	$227,101
Income tax expense (benefit)	$(3,113)	$(26,198)	$81,173	$22,668
Net income (loss)	$65,253	$176,967	$(46,953)	$204,433
Net income (loss) attributable to non-controlling interests	$(31)	$—	$(67)	$—
Net income (loss) attributable to Bending Spoons shareholders	$65,283	$176,967	$(46,885)	$204,433
Earnings (loss) per share attributable to Bending Spoons shareholders:
Basic¹	$0.11	$0.30	$(0.08)	$0.34
Diluted¹,²	$0.11	$0.28	$(0.08)	$0.32
Weighted average shares used to compute earnings (loss) per share attributable to Bending Spoons shareholders:
Basic¹	577,681	600,821	577,673	599,253
Diluted¹,²	613,746	634,748	577,673	635,046
¹ Amounts have been retrospectively adjusted to account for the stock split that was approved on April 23, 2026, and became effective on April 28, 2026, and the reverse stock split that was approved on May 28, 2026, and became effective on May 29, 2026.
² The effect of dilution is excluded from diluted earnings (loss) per share attributable to Bending Spoons shareholders when a net loss is reported for the period

See accompanying notes to condensed consolidated interim financial statements

Bending Spoons S.p.A. | Q2 2026 Financial Statements | Page 3
Bending Spoons S.p.A.
Condensed consolidated statement of comprehensive income (loss) (unaudited)

	Three months ended June 30,		Six months ended June 30,
Thousands	2025	2026	2025	2026
Net income (loss)	$65,253	$176,967	$(46,953)	$204,433
Other comprehensive income (loss):
Change in foreign currency translation adjustments	$15,446	$(14,579)	$18,192	$(36,536)
Gain (loss) on derivative instruments that are designated and qualify as cash flow hedges	$(9,098)	$21,113	$(9,372)	$45,543
Other comprehensive income, before tax	$6,348	$6,534	$8,821	$9,007
Income tax benefit (expense) of the items included in other comprehensive income¹	$2,206	$(2,085)	$2,272	$(4,500)
Other comprehensive income, net of tax	$8,554	$4,449	$11,093	$4,507
Comprehensive income (loss)	$73,807	$181,417	$(35,860)	$208,939
Comprehensive income (loss) attributable to non-controlling interests	$(33)	$—	$(67)	$—
Comprehensive income (loss) attributable to Bending Spoons shareholders	$73,839	$181,417	$(35,793)	$208,939
¹ Entirely related to gains on derivative instruments that are designated and qualify as cash flow hedges.

See accompanying notes to condensed consolidated interim financial statements

Bending Spoons S.p.A. | Q2 2026 Financial Statements | Page 4
Bending Spoons S.p.A.
Condensed consolidated statement of changes in shareholders’ equity (unaudited)

	Three months ended June 30, 2025
	Common stock¹					Treasury stock at cost
Thousands, except share counts	Shares³	Amounts	Additional paid-in capital	Accumulated other comprehensive income (loss)	Retained earnings	Shares³	Amounts	Total Bending Spoons shareholders' equity	Non-controlling interests	Total shareholders' equity
Balance as of April 1, 2025	654,174,045	$1,431	$351,226	$(22,150)	$212,604	(76,509,875)	$(34)	$543,078	$493	$543,571
Equity compensation expense²	—	$—	$11,396	$—	$—	—	$—	$11,396	$—	$11,396
Other transactions with shareholders	—	$—	$160	$—	$—	3,082	$8	$168	$(461)	$(292)
Other comprehensive income, net of tax	—	$—	$—	$8,556	$—	—	$—	$8,556	$(2)	$8,554
Net income	—	$—	$—	$—	$65,283	—	$—	$65,283	$(31)	$65,253
Balance as of June 30, 2025	654,174,045	$1,431	$362,782	$(13,593)	$277,888	(76,506,794)	$(26)	$628,481	$—	$628,481

	Three months ended June 30, 2026
	Common stock¹					Treasury stock at cost
Thousands, except share counts	Shares³	Amounts	Additional paid-in capital	Accumulated other comprehensive income (loss)	Retained earnings	Shares³	Amounts	Total Bending Spoons shareholders' equity	Non-controlling interests	Total shareholders' equity
Balance as of April 1, 2026	673,541,360	$1,476	$703,048	$6,064	$352,101	(72,720,690)	$—	$1,062,690	$—	$1,062,690
Equity compensation expense²	—	$—	$14,306	$—	$—	—	$—	$14,306	$—	$14,306
Other transactions with shareholders	—	$13,284	$(13,284)	$—	$—	—	$—	$—	$—	$—
Other comprehensive income, net of tax	—	$—	$—	$4,449	$—	—	$—	$4,449	$—	$4,449
Net income	—	$—	$—	$—	$176,967	—	$—	$176,967	$—	$176,967
Balance as of June 30, 2026	673,541,360	$14,760	$704,070	$10,513	$529,069	(72,720,690)	$—	$1,258,412	$—	$1,258,412
¹ Until June 30, 2026, our common stock consisted of six classes of shares: class A, class B, class C, class X-1, class X-2, and class X-3. Following the effectiveness of our amended and restated bylaws approved by the shareholder meeting held on April 23, 2026, and the share conversion, our common stock consists of two classes of shares: class A shares and ordinary shares (see Note 1 for further details). Shares of all classes are presented together in the above statement because they have the same participating rights.
² See Note 10 for further details.
³ Amounts have been retrospectively adjusted to account for the stock split that was approved on April 23, 2026, and became effective on April 28, 2026, and the reverse stock split that was approved on May 28, 2026, and became effective on May 29, 2026.
Bending Spoons S.p.A. | Q2 2026 Financial Statements | Page 5

	Six months ended June 30, 2025
	Common stock¹					Treasury stock at cost
Thousands, except share counts	Shares³	Amounts	Additional paid-in capital	Accumulated other comprehensive income (loss)	Retained earnings	Shares³	Amounts	Total Bending Spoons shareholders' equity	Non-controlling interests	Total shareholders' equity
Balance as of January 1, 2025	654,174,045	$1,431	$334,737	$(24,686)	$324,773	(76,509,875)	$(34)	$636,221	$528	$636,749
Equity compensation expense²	—	$—	$27,885	$—	$—	—	$—	$27,885	$—	$27,885
Other transactions with shareholders	—	$—	$160	$—	$—	3,082	$8	$168	$(461)	$(292)
Other comprehensive income, net of tax	—	$—	$—	$11,093	$—	—	$—	$11,093	$—	$11,093
Net income	—	$—	$—	$—	$(46,885)	—	$—	$(46,885)	$(67)	$(46,953)
Balance as of June 30, 2025	654,174,045	$1,431	$362,782	$(13,593)	$277,888	(76,506,794)	$(26)	$628,481	$—	$628,481

	Six months ended June 30, 2026
	Common stock¹					Treasury stock at cost
Thousands, except share counts	Shares³	Amounts	Additional paid-in capital	Accumulated other comprehensive income (loss)	Retained earnings	Shares³	Amounts	Total Bending Spoons shareholders' equity	Non-controlling interests	Total shareholders' equity
Balance as of January 1, 2026	669,541,360	$1,467	$662,753	$6,007	$324,636	(72,798,960)	$—	$994,863	$—	$994,863
Equity compensation expense²	—	$—	$42,984	$—	$—	—	$—	$42,984	$—	$42,984
Stock option exercise	4,000,000	9	6,927	—	—	—	—	6,937	—	6,937
Other transactions with shareholders	—	$—	$4,690	$—	$—	78,270	$—	$4,690	$—	$4,690
Free capital increase for stock split	—	13,284	(13,284)	—	—	—	—	—	—	—
Other comprehensive income, net of tax	—	$—	$—	$4,507	$—	—	$—	$4,507	$—	$4,507
Net income	—	$—	$—	$—	$204,433	—	$—	$204,433	$—	$204,433
Balance as of June 30, 2026	673,541,360	$14,760	$704,070	$10,513	$529,069	(72,720,690)	$—	$1,258,412	$—	$1,258,412
¹ Until June 30, 2026, our common stock consisted of six classes of shares: class A, class B, class C, class X-1, class X-2, and class X-3. Following the effectiveness of our amended and restated bylaws approved by the shareholder meeting held on April 23, 2026, and the share conversion, our common stock consists of two classes of shares: class A shares and ordinary shares (see Note 1 for further details). Shares of all classes are presented together in the above statement because they have the same participating rights.
² See Note 10 for further details.
³ Amounts have been retrospectively adjusted to account for the stock split that was approved on April 23, 2026, and became effective on April 28, 2026, and the reverse stock split that was approved on May 28, 2026, and became effective on May 29, 2026.

See accompanying notes to condensed consolidated interim financial statements

Bending Spoons S.p.A. | Q2 2026 Financial Statements | Page 6
Bending Spoons S.p.A.
Condensed consolidated statement of cash flows (unaudited)

	Six months ended June 30,
Thousands	2025	2026
Cash flows from operating activities:
Net income (loss)	$(46,953)	$204,433
Adjustments to reconcile net income to net cash from operating activities:
Equity compensation expense	$27,885	$42,984
Impairment and depreciation of property, plant, and equipment	$2,457	$2,469
Impairment and amortization of intangible assets	$65,788	$151,473
Deferred tax expense (benefit)	$78,444	$9,286
Change in the fair value of interest rate swaps	$1,914	$(9,397)
Change in provisions	$3,529	$4,424
Non-cash interest expense	$5,007	$15,842
Other	$6,127	$(56,874)
Changes in operating assets and liabilities:
Accounts receivable, net	$(667)	$(77,337)
Accounts payable	$(17,567)	$4,820
Accrued and other liabilities	$(9,951)	$(17,062)
Income tax liabilities and income tax assets, current	$(34,586)	$(13,084)
Deferred revenue	$23,192	$15,247
Other assets	$(16,888)	$(22,982)
Net cash from operating activities	$87,733	$254,240
Cash flows from investing activities:
Acquisitions of businesses net of cash, cash equivalents, and restricted cash acquired	$(575,228)	$(2,286,259)
Purchase of intangible assets	$(53)	$—
Purchase of property, plant, and equipment	$(282)	$(3,969)
Net cash from investing activities	$(575,563)	$(2,290,228)
Cash flows from financing activities:
Principal repayments of long-term debt	$(298,113)	$(203,694)
Proceeds from issuance of debt	$1,012,901	$2,566,532
Proceeds from issuance of common stock for equity compensation	$—	$6,937
Payments of debt issuance cost	$(25,777)	$(103,621)
Proceeds from paid-in capital increase and sale of treasury shares	$178	$1,294
Net cash from financing activities	$689,188	$2,267,448
Total cash generated (used)	$201,359	$231,461
Effect of exchange rate changes on cash, cash equivalents, and restricted cash	$9,573	$(20,455)
Net increase (decrease) in cash, cash equivalents, and restricted cash	$210,931	$211,006
Cash, cash equivalents, and restricted cash at the beginning of the period	$238,723	$629,944
Cash, cash equivalents, and restricted cash at the end of the period	$449,654	$840,950
Supplemental disclosure of cash flow information:
Interests paid	$49,737	$161,153
Cash and cash equivalents at the end of the period	$449,654	$792,950
Restricted cash at the end of the period	$—	$48,000

See accompanying notes to condensed consolidated interim financial statements

Bending Spoons S.p.A. | Q2 2026 Financial Statements | Page 7
Notes to condensed consolidated interim financial statements (unaudited)
1. Summary of significant accounting policies

Basis of presentation and principles of consolidation. The accompanying unaudited condensed consolidated interim financial statements have been prepared in conformity with U.S. generally accepted accounting principles (“GAAP”) applicable to interim financial information and in conformity with the rules and regulations of the U.S. Securities and Exchange Commission for condensed interim financial statements, including Article 10 of Regulation S-X (Rule 10-01). Accordingly, these statements do not include all the information and notes required by GAAP for complete annual financial statements. All intercompany transactions and balances have been eliminated.

The accompanying unaudited condensed consolidated interim financial statements have been prepared on the same basis as the audited consolidated financial statements and, in the opinion of management, reflect all adjustments of a normal and recurring nature considered necessary to state fairly the results of the interim periods presented. Interim results are not necessarily indicative of the results for the full year.

The information included in these unaudited condensed consolidated interim financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the year 2025 of Bending Spoons S.p.A. (together with its consolidated subsidiaries, except where the context otherwise requires or where otherwise indicated, “Bending Spoons,” “we,” “our,” or “us”).

Use of estimates. The preparation of consolidated financial statements in conformity with GAAP requires us to make estimates that affect the amounts reported. We base our estimates on assumptions that are believed to be reasonable under the circumstances. On an ongoing basis, we evaluate our estimates, including those related to the fair values of assets and liabilities acquired through acquisitions, the useful lives of intangible assets and property, plant, and equipment, pre-combinations costs, lease terms, income and indirect taxes, contingent liabilities, the recoverability of intangible assets and long-lived assets, goodwill impairment, the fair value of financial instruments (including derivatives), and equity compensation. These estimates are inherently subject to judgment, and actual results could differ materially.

Bending Spoons S.p.A. | Q2 2026 Financial Statements | Page 8

Revenue recognition. Bending Spoons mainly generates revenue from the following sources:

  Subscriptions. We sell term-based access to our products to individuals and organizations. These contracts are typically auto-renewing, with term durations ranging from one week to a few years. Subscription revenue is recognized ratably over the subscription term. We have evaluated these contracts under the principal-versus-agent guidance in ASC 606 and determined that we act as the principal, as we are responsible for the fulfillment of the performance obligation, and retain control of our products prior to transfer to the customer, including in arrangements where distribution occurs through third-party platforms, which do not control our products. We determined we act as an agent in certain limited arrangements involving the resale of third-party services, for which we do not control the specified goods or services before they are transferred to the customer.
  Advertising. We sell advertising space in some of our products, both directly to advertisers and through intermediaries such as media agencies and programmatic networks. Under arrangements with networks, we contract directly with the network, which is identified as the customer. The network controls the advertising service, including advertiser selection, pricing, ad serving, measurement, and billing. We provide access to advertising inventory within our products based on a proceeds-share agreement with the network. Advertising revenue is recognized in an amount equal to our share of advertising proceeds. Our performance obligation is satisfied at a point in time and control transfers when advertising is delivered, that is when impressions and, where applicable, clicks are recorded.
  Other revenue. Other revenue is primarily generated from ticketing services and payment processing services we offer to event creators. For ticketing services, we earn a fee that is partly fixed and partly based on the value of the ticket sold. Our performance obligation is to facilitate and process the transaction and issue the ticket, and revenue is recognized when the ticket is sold. For payment processing services, we provide the event creator with two options: to use our payment processing or to use third-party payment processing. Under the first option, we are the merchant of record and are responsible for processing the transaction and collecting the face value of the ticket and all associated fees at the time the ticket is sold. We are also responsible for remitting these amounts collected, less our fees and any payment processing cost, to the event creator. For these services, we are responsible for fulfilling the promise to process the payment and we have discretion in establishing the price of the service. As such, we determined we are the principal in providing the service and we recognize revenue on a gross basis with respect to costs incurred for processing the ticketing transaction. These fees are then recognized and included in cost of revenue in the condensed consolidated income statements. Under the second option, we are not responsible for processing the transaction or collecting the face value of the ticket and associated fees, therefore we act as an agent in the transaction, and we record revenue on a net basis. Residual revenue streams in the other revenue bucket include one-time in-app purchases, usage-based fees exceeding contractual limits under certain subscription arrangements, contracts for the development of custom features or integrations, and non material sales of pet tracking devices.

Revenue is recognized for each performance obligation when, or as, the performance obligation is satisfied. Payment terms and conditions vary by contract type. The period between the recording of an invoice to be issued or issuance of an invoice and the corresponding payment due date generally ranges from 15 to 60 days. Payments are primarily collected through third-party payment processors and mobile application stores.

	Three months ended June 30,		Six months ended June 30,
Thousands	2025	2026	2025	2026
Subscription revenue	$282,138	$540,790	$521,571	$1,047,991
Advertising revenue	$19,285	$88,637	$35,791	$158,811
Other revenue	$9,676	$74,728	$12,684	$98,674
Total revenue	$311,100	$704,155	$570,046	$1,305,476
Bending Spoons S.p.A. | Q2 2026 Financial Statements | Page 9

The following table presents revenue by geography, based on user and customer location.

	Three months ended June 30,		Six months ended June 30,
Thousands	2025	2026	2025	2026
U.S.	$148,428	$434,864	$278,101	$808,622
U.K.	$21,459	$46,304	$39,232	$82,397
Germany	$14,605	$30,582	$22,000	$50,611
Canada	$8,783	$21,049	$16,171	$36,949
Japan	$9,634	$13,252	$18,417	$27,465
Australia	$7,599	$15,354	$14,047	$28,249
France	$7,374	$12,928	$12,835	$23,958
Brazil	$6,673	$7,724	$13,122	$14,524
Italy	$5,924	$9,042	$10,751	$16,863
Other regions	$80,622	$113,057	$145,371	$215,838
Total revenue	$311,100	$704,155	$570,046	$1,305,476

Deferred revenue. Deferred revenue consists of amounts billed in advance of our performance obligation. We report deferred revenue on a contract-by-contract basis at the end of each reporting period. We classify deferred revenue as current when the term of the applicable subscription period or expected completion of our performance obligation is one year or less. The current deferred revenue balances were $451 million and $583 million as of December 31, 2025, and June 30, 2026, respectively. The non-current deferred revenue balances were $0.2 million and $38 million as of December 31, 2025, and June 30, 2026, respectively. The increase in current deferred revenue is primarily attributable to new acquisitions made in 2026. The increase in the non-current portion of deferred revenue is entirely attributable to the acquisition of the Tractive business occurred in Q2 2026. Of the deferred revenue balance as of December 31, 2025, $351 million was recognized as revenue during the first half of 2026.

The aggregate balance of performance obligations that were unsatisfied or partially unsatisfied as of June 30, 2026, was $775 million.

Cash and cash equivalents. Cash and cash equivalents mainly consist of readily available cash held in interest-bearing accounts with financial institutions or by third-party payment processors. Our virtual wallet balances as a merchant, which represent funds held by third-party payment processors available for settlement, are classified as cash and cash equivalents, as they represent funds that are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value. These balances amounted to $13 million and $131 million as of December 31, 2025, and June 30, 2026, respectively. The increase is primarily attributable to the acquisition of Eventbrite, Inc.

Fair value of financial instruments. Fair value is defined as the price that would be received upon sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level hierarchy is applied to prioritize the inputs to valuation techniques used to measure fair value, as follows:

  Level 1. Observable inputs based on unadjusted quoted prices for identical or similar instruments in active markets.
  Level 2. Inputs other than quoted prices included in level 1 that are observable either directly or indirectly.
  Level 3. Unobservable inputs for which there is little or no market data, thus requiring us to develop our own assumptions.

Income taxes. We determine our income tax provision for each interim period by applying an estimated annual effective tax rate (“AETR”) to year-to-date pre-tax income, in accordance with ASC 740-270. The AETR represents management’s best estimate of the effective income tax rate expected to apply to full-year pre-tax income, considering the anticipated mix of income across jurisdictions and estimated permanent differences. The AETR is revised at each subsequent interim period if our estimate of the full-year effective rate changes. Certain items that are unusual, infrequent, or that cannot be reliably estimated on an annual basis are treated as discrete items and recognized in the period in which they occur rather than being included in the AETR computation.

Bending Spoons S.p.A. | Q2 2026 Financial Statements | Page 10

Stock split. On April 23, 2026, our shareholders approved a 10-for-1 stock split that became effective on April 28, 2026, through a share capital increase for no consideration with an aggregate nominal amount of €12,123,744.48. The increase authorized the issuance of 558,433,233 class A shares, 56,822,778 class B shares, 288,132,219 class C shares, 136,576,530 class X-1 shares, 52,436,448 class X-2 shares, and 119,973,240 class X-3 shares with no par value. The share capital increase was executed, and a total of 1,212,374,448 shares were issued to existing shareholders for no consideration and in proportion to their holdings as of the issuance date, with an implicit par value per share of €0.01.

Reverse stock split. On May 28, 2026, our shareholders approved a 1-for-2 reverse stock split that became effective on May 29, 2026, reducing the number of existing shares as of the date of the resolution from 1,347,082,720 to 673,541,360, with an implicit par value per share of €0.02.

Share conversion. On April 23, 2026, our shareholders approved our amended and restated bylaws and the conversion of all outstanding class B shares, class C shares, class X-1 shares, class X-2 shares, and class X-3 shares into ordinary shares based on a 1-for-1 ratio, in each case subject to and effective upon the effective date of our registration statement on Form F-1 filed with the U.S. Securities and Exchange Commission. As a result, as of June 30, 2026, we have two classes of shares outstanding: ordinary shares and class A shares.

Recent accounting pronouncements (issued and not yet adopted)

In November 2024, the FASB issued ASU 2024-03, Income Statement: Reporting Comprehensive Income—Expense Disaggregation Disclosures, which requires disaggregated disclosures, in the notes to the financial statements, of certain categories of expenses that are included in expense line items on the face of the income statement. The amendments are effective for annual periods beginning after December 15, 2026, and interim periods beginning after December 15, 2027. We are currently evaluating this ASU to determine its impact on our financial disclosures.

In September 2025, the FASB issued ASU 2025-06, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software. Upon adoption, we will be required to account for internal-use software under the updated capitalization criteria. The standard is effective for our interim and annual 2028 periods. We are currently evaluating this ASU to determine its impact on our financial statements.

In November 2025, the FASB issued ASU 2025-09, Derivatives and Hedging (Topic 815), which expands the types of hedging relationships that qualify for hedge accounting and refines certain presentation and disclosure requirements. The standard is effective for annual reporting periods beginning after December 15, 2026, and interim periods within those annual reporting periods. We are currently evaluating the impact of this guidance on our consolidated financial statements.

2. Financial instruments and fair value measurements

The following tables set forth the financial instruments that we measured at fair value on a recurring basis:

	December 31, 2025
Thousands	Total	Level 1	Level 2	Level 3
Financial assets:
Non-marketable securities	$119	$—	$—	$119
Derivative financial instruments	$202	$—	$202	$—
Other investments	$443	$—	$—	$443
Total financial assets	$764	$—	$202	$563
Financial liabilities:
Derivative financial instruments	$13,218	$—	$13,218	$—
Total financial liabilities	$13,218	$—	$13,218	$—
Bending Spoons S.p.A. | Q2 2026 Financial Statements | Page 11

	June 30, 2026
Thousands	Total	Level 1	Level 2	Level 3
Financial assets:
Non-marketable securities	$103	$—	$—	$103
Derivative financial instruments	$44,340	$—	$44,340	$—
Other investments	$443	$—	$—	$443
Total financial assets	$44,886	$—	$44,340	$547
Financial liabilities:
Derivative financial instruments	$3,458	$—	$3,458	$—
Total financial liabilities	$3,458	$—	$3,458	$—
Derivative financial instruments

We use derivative instruments to manage interest rate risks. We entered into interest rate swaps in connection with certain variable-rate debt financing agreements (see Note 8). The fair value of the outstanding interest rate swaps is determined using widely accepted valuation techniques, including discounted cash flow analysis. We have determined that the significant inputs, such as interest yield curve and discount rate, used to value our interest rate swaps fall within Level 2 of the fair value hierarchy. In the second quarter of 2025 and 2026, we recorded within other expense (income) net losses of $0.6 million and $5 million, respectively, in relation to ineffective hedging derivatives. In the first half of 2025 and 2026, we recorded within other expense (income) net losses of $1 million and gains of $9 million, respectively, in relation to ineffective hedging derivatives.

The gross notional amount of our derivative interest rate swaps outstanding as of December 31, 2025, and June 30, 2026, was $1.47 billion and $4.71 billion, respectively.

The following table presents the fair value and the location of derivative contracts reported in the consolidated balance sheets.

Thousands	December 31, 2025	June 30, 2026
Other non-current assets, net	$202	$7,143
Other current assets	$—	$37,197
Other non-current liabilities	$7,482	$1,341
Accrued and other current liabilities	$5,736	$2,118
3. Supplemental financial statement information

Property, plant, and equipment, net consisted of the following:

Thousands	December 31, 2025	June 30, 2026
Leasehold improvements	$14,074	$14,009
Furniture and fixtures	$6,280	$7,096
Plant and equipment	$3,844	$4,294
Projects in progress	$397	$98
Total property, plant, and equipment, gross	$24,594	$25,497
Accumulated depreciation	$(13,516)	$(11,647)
Total property, plant, and equipment, net	$11,078	$13,851

Depreciation expenses of property, plant, and equipment were $1 million and $2 million in the second quarter of 2025 and 2026, respectively, and $3 million in the first half of both 2025 and 2026. Depreciation expenses were recorded within general and administrative expense.

Bending Spoons S.p.A. | Q2 2026 Financial Statements | Page 12

Other current assets consisted of the following:

Thousands	December 31, 2025	June 30, 2026
Tax assets, other than current income taxes	$62,028	$77,465
Advance payments	$1,258	$6,712
Finished goods inventories	$—	$9,862
Derivative financial instruments	$—	$37,197
Security deposit	$530	$6,319
Other deposits	$—	$48,000
Other items	$10,496	$14,577
Total other current assets	$74,312	$200,131

The other deposits as of June 30, 2026, refer to a restricted cash amount related to a collateralized cash account established by Eventbrite, Inc. in 2024 amounting to $48 million. Such reserve was set up to manage and mitigate potential risks related to refunds and chargebacks.

Accrued and other current liabilities consisted of the following:

Thousands	December 31, 2025	June 30, 2026
Payable to creators	$—	$296,602
Accrued expenses	$44,889	$85,368
Payable to team members and directors	$50,075	$50,024
Tax liabilities, other than current income taxes	$39,168	$47,063
Operating lease liabilities, current	$8,792	$12,965
Social securities	$5,239	$6,741
Provision for risks	$812	$4,891
Deferred R&D incentive	$2,123	$1,105
Derivative financial instruments	$5,736	$2,118
Other payables	$9,115	$116,048
Total accrued and other current liabilities	$165,951	$622,926

Other payables as of June 30, 2026, includes the deferred consideration for the acquisition of Tractive (see Note 4 for further details).

4. Business combinations
Business combinations completed in the first quarter of 2026
AOL

On January 2, 2026, we acquired 100% of the issued and outstanding equity securities of AOL Holdco I LLC, a Delaware limited liability company, for a total cash consideration of $1.45 billion. AOL Holdco I LLC is the owner of AOL and operates an email service, a news portal, and a search engine catering to a consumer audience. Transaction costs incurred by us in connection with the acquisition, including professional fees, amounted to $10.3 million and were recognized in general and administrative expense for $4.3 million and $6 million in 2025 and in 2026, respectively.

Bending Spoons S.p.A. | Q2 2026 Financial Statements | Page 13

The following table summarizes the fair value of the assets acquired and liabilities assumed as of the acquisition date:

Thousands	Fair value
Goodwill	$847,949
Intellectual properties	$56,044
Customer base	$398,720
Other intangible assets	$141,740
Cash and cash equivalents	$18,154
Trade receivables and other current assets	$20,218
Total assets acquired	$1,482,825
Accrued and other current liabilities	$28,393
Total liabilities assumed	$28,393
Fair value of net assets acquired	$1,454,432

We are in the process of finalizing the valuation of certain assets acquired and liabilities assumed, including identifiable intangible assets, and income taxes. We have used a preliminary valuation approach, including market-based methods that consider valuation multiples derived from comparable transactions, to estimate the fair values of the identifiable intangible assets. Measurement period adjustments may result in material changes to the preliminary amounts recognized, including goodwill. Goodwill is attributable to future economic and financial benefits resulting from the earnings expansion arising from the transformation and ongoing optimization of the acquired business, executed through our Platform and it is deductible for tax purposes.

Our condensed consolidated interim income statements include AOL’s revenue of $294 million and an income before tax of $156 million for the period from the acquisition date (January 2 to June 30, 2026).

Eventbrite

On March 10, 2026, we acquired 100% of the issued and outstanding equity securities of Eventbrite, Inc., a Delaware corporation, for a total consideration of $505 million, of which $3.4 million of equity awards being granted in connection with the transaction, and the remaining portion being all cash settled at closing. In the second quarter of 2026, the equity awards expired unexercised. Eventbrite, Inc. is the owner of Eventbrite, which delivers event creation, ticketing, and discovery services for organizers and attendees. Transaction costs incurred by us in connection with the acquisition, including professional fees, amounted to $2.6 million and were recognized in general and administrative expense for $0.1 million and $2.5 million in 2025 and in 2026, respectively.

The following table summarizes the fair value of the assets acquired and liabilities assumed as of the acquisition date:

Thousands	Fair value
Goodwill	$293,267
Intellectual properties	$29,127
Customer base	$222,977
Other intangible assets	$47,793
Other non-current assets, net	$2,566
Cash and cash equivalents	$244,764
Trade receivables and other current assets	$110,171
Total assets acquired	$950,664
Deferred tax liabilities	$84,805
Accrued and other current liabilities	$361,259
Total liabilities assumed	$446,064
Fair value of net assets acquired	$504,601

We are in the process of finalizing the valuation of certain assets acquired and liabilities assumed, including identifiable intangible assets, and income taxes. We have used a preliminary valuation approach, including market-based methods that consider valuation multiples derived from comparable transactions, to estimate the fair values of the identifiable intangible assets. Measurement period

Bending Spoons S.p.A. | Q2 2026 Financial Statements | Page 14

adjustments may result in material changes to the preliminary amounts recognized, including goodwill. Goodwill is attributable to future economic and financial benefits resulting from the earnings expansion arising from the transformation and ongoing optimization of the acquired business, executed through our Platform and it is deductible for tax purposes.

Our condensed consolidated interim income statements include Eventbrite’s revenue of $91 million and a loss before tax of $51 million for the period from the acquisition date (March 10 to June 30, 2026).

In connection with the acquisition of Eventbrite, certain unvested equity awards held by its team members became subject to accelerated vesting upon the change in control. Based on an assessment of the terms of the awards and the requirements of ASC 805, the portion of the fair value attributable to pre-combination vesting was included in the consideration transferred. The remaining portion, representing the fair value attributable to post-combination vesting and amounting to $4.5 million, was determined to be a separate transaction and was recognized as compensation costs in cost of revenue, research and development expense, sales and marketing expense, and general and administrative expense for 2026.

Business combinations completed in the second quarter of 2026
Tractive

On May 18, 2026, we acquired 100% of the issued and outstanding equity securities of tractive GmbH, for a total cash consideration of $896 million, of which $781 million at closing and an additional deferred consideration of $115 million payable after one year. Tractive GmbH is an Austria-based technology company specializing in GPS tracking and health monitoring devices for pets.

The following table summarizes the fair value of the assets acquired and liabilities assumed as of the acquisition date.

Thousands	Fair value
Goodwill	$613,933
Intellectual properties	$85,093
Customer base	$218,782
Other intangible assets	$47,781
Deferred tax assets	$9,184
Other non-current assets, net	$3,706
Cash and cash equivalents	$139,784
Trade receivables and other current assets	$26,225
Total assets acquired	$1,144,489
Deferred tax liabilities	$81,302
Other non-current liabilities	$39,570
Accrued and other current liabilities	$127,546
Total liabilities assumed	$248,418
Fair value of net assets acquired	$896,071

The allocation of the purchase price to the assets acquired and liabilities assumed is preliminary and subject to change as additional information becomes available. We have primarily used an income approach to estimate the fair values of the identifiable intangible assets. Measurement period adjustments may result in material changes to the preliminary amounts recognized, including goodwill. Goodwill is attributable to future economic and financial benefits resulting from the earnings expansion arising from the transformation and ongoing optimization of the acquired business, executed through our Platform and it is deductible for tax purposes.

Transaction costs incurred by us in connection with the acquisition, including professional fees, amounted to $2 million and were recognized in general and administrative expense.

Our condensed consolidated interim income statements include Tractive’s revenue of $27 million and a loss before tax of $13 million for the period from the acquisition date (May 18 to June 30, 2026).

Bending Spoons S.p.A. | Q2 2026 Financial Statements | Page 15
Supplemental pro forma information

The unaudited pro forma information below presents the combined historical results of operations of Bending Spoons, AOL, Eventbrite, and Tractive as if these businesses had been acquired on January 1, 2025. This information includes adjustments to reflect the additional amortization that would have been charged assuming the fair value of acquired intangible assets had been applied from January 1, 2025, together with the related tax effects. The information for 2025 also includes the transaction costs incurred in connection with these business combinations, as well as the impact of the acceleration of certain equity awards held by team members of the acquired businesses. The information presented is not indicative of our consolidated results of operations for the combined business had the acquisitions occurred at the beginning of 2025 or the results of future operations of the combined business. As mandated by ASC 805-10-50-2, the pro forma information reflects the impact of businesses acquired in 2026 as if they had been acquired on January 1, 2025, while businesses acquired during 2025 are included only from their respective acquisition dates and are not presented on a pro forma basis.

	Six months ended June 30,
Thousands	2025	2026
Revenues	$1,094,719	$1,437,179
Net income	$(151,652)	$241,671
5. Commitments and contingencies
Commitments

As of June 30, 2026, we had the following commitments in place:

  On December 1, 2021, Intesa Sanpaolo S.p.A. issued bank surety No. 03066/8200/00858699 amounting to $2 million in favor of Coima SGR S.p.A., as guarantee for the compliance with all the obligations that will arise from the lease agreement for the building located at Via Bonnet 8-10, Milan. This surety is valid until May 31, 2031.
  On March 13, 2023, and April 23, 2024, SACE S.p.A. and SACE Futuro issued two guarantees of $29 million and $36 million, respectively, in our favor, to safeguard the proper and timely fulfillment of all obligations arising from, respectively, bank loan No. 1104660 and bank loan No. 117640 provided by Intesa Sanpaolo S.p.A. These guarantees will remain valid until, respectively, March 13, 2028, and March 31, 2029.
  On April 30, 2025, Bending Spoons Operations S.p.A. participated in the Italian VAT group settlement regime, resulting in a recoverable VAT credit amounting to $2 million for the 2024 fiscal year. In connection with the offset of such credit, Bending Spoons Operations S.p.A. issued a bank guarantee in favor of the Italian Revenue Agency for a total amount of $3 million, including estimated interest over the guarantee period. The guarantee has a three-year duration from the filing date of the tax return and covers potential claims from the tax authorities, including principal, interest, and penalties, should the credit be challenged or deemed non-compliant.
  On April 30, 2025, Bending Spoons S.p.A. participated in the Italian VAT group settlement regime, resulting in a recoverable VAT credit of $12 million related to the 2024 fiscal year. In connection with the offset of such credit, Bending Spoons S.p.A. issued a bank guarantee in favor of the Italian Revenue Agency for a maximum total amount of $13 million, including estimated interest over the guarantee period. The guarantee has a three-year term starting from the filing date of the tax return and covers potential claims by the tax authorities, including principal, interest, and penalties, should the credit be challenged or deemed partially or wholly non-compliant.
  On April 29, 2026, in connection with the offset of VAT credits of AI Creativity S.r.l., an indirectly wholly owned subsidiary of Bending Spoons S.p.A., through the Italian VAT group regime, Bending Spoons S.p.A. issued an irrevocable guarantee in favor of the Italian Revenue Agency. Under the guarantee, we may be required to reimburse any VAT credits subsequently determined to have been improperly offset, together with any related interest, penalties, and collection costs. The maximum aggregate exposure under the guarantee is approximately $10 million, including estimated statutory interest. The guarantee remains effective until the earlier of (i) three years from the filing date of the relevant VAT return or (ii) the expiration of the applicable tax assessment statute of limitations, as extended under applicable law.
Bending Spoons S.p.A. | Q2 2026 Financial Statements | Page 16
Contingencies

Contingencies may arise in the ordinary course of business. These are accounted for and disclosed in accordance with ASC Topic 450—Contingencies. Typically, the outcomes of these matters are subject to significant uncertainty. If we determine that a material loss is reasonably possible, we disclose this information. We record a liability when it is probable that a material loss will be incurred and the amount can be reasonably estimated. We evaluate developments and make adjustments as appropriate.

Claims, disputes, and legal proceedings. From time to time, we are involved in claims, disputes, and legal proceedings, such as the following:

  In March 2021, Sony Music Entertainment Italy (a subsidiary of Sony Music Entertainment Group), Warner Music Italia (a subsidiary of Warner Music Group), Universal Music Italia (a subsidiary of Universal Music Group), and Warner Music International Services (a subsidiary of Warner Music Group) filed a lawsuit against Vimeo, Inc. in the Court of Milan alleging violations of Italian copyright and unfair competition laws. See Sony Music Entertainment Italy S.p.A. et al. v. Vimeo, Inc., Case No. 10977/2021 (Court of Milan, Business Division). The complaint alleges that Vimeo infringed plaintiffs’ copyrights by hosting and streaming user-uploaded videos that contain plaintiffs’ copyrighted works and that, upon notification of the alleged infringement, Vimeo employed a takedown process that did not comply with Italian law. The complaint seeks, among other things, injunctive relief and damages to be quantified in a separate proceeding. The parties have exchanged briefs, and the matter remains pending before the Court of Milan. We believe that the allegations are without merit and will defend vigorously against them.
  In December 2025, Eventbrite, Inc. received hundreds of substantially similar letters alleging violations of the California Invasion of Privacy Act arising from the use of certain website tracking technologies and pixels, which the claimants contend function as unlawful interception or recording of communications without consent. In February and April 2026, Eventbrite received additional letters, bringing the total claims to approximately 1,810. On April 16, 2026, 300 claimants filed arbitration demands with the American Arbitration Association, and on April 30, 2026, 200 more claimants filed arbitration demands, bringing the total number of arbitration demands to 500. We believe that the allegations are without merit and will defend vigorously against them.

Indemnifications. We enter into indemnification provisions under agreements with other parties in the ordinary course of business. From time to time, claims may arise in connection with such indemnification provisions. Typically, the outcomes of these matters are subject to significant uncertainty. It is not possible to determine the maximum potential loss under these indemnification provisions due to our limited history of prior indemnification claims and the unique facts and circumstances involved in each particular provision. To date, losses incurred in connection with indemnification provisions have not been material. As of June 30, 2026, we did not have any disclosure or recorded liability in connection with indemnification provisions and related claims.

Non-income taxes. We may be subject to audit by tax authorities in Italy and other jurisdictions regarding non-income tax matters. To date, losses incurred in connection with non-income taxes have not been material. As of June 30, 2026, we did not have any disclosure or liability in connection with non-income taxes.

6. Goodwill and intangible assets

Changes in the carrying amount of goodwill are as follows:

Thousands	Goodwill
Balance as of January 1, 2026	$2,423,570
Goodwill acquired during the year	$1,755,150
Foreign exchange translation	$(32,508)
Balance as of June 30, 2026	$4,146,212
Bending Spoons S.p.A. | Q2 2026 Financial Statements | Page 17

Intangible assets, which consist of intellectual properties, customer base, and other intangible assets, are as follows:

	December 31, 2025
Thousands	Gross carrying value	Accumulated amortization	Net book value	Weighted average useful life in years
Intellectual properties, net	$435,934	$(197,006)	$238,928	3.6
Customer base, net	$745,746	$(88,522)	$657,223	8.2
Other intangible assets, net	$209,423	$(27,600)	$181,823	7.7
Total intangible assets, net	$1,391,103	$(313,129)	$1,077,974

	June 30, 2026
Thousands	Gross carrying value	Accumulated amortization	Net book value	Weighted average useful life in years
Intellectual properties, net	$594,636	$(240,060)	$354,576	4.4
Customer base, net	$1,575,948	$(166,542)	$1,409,407	7.5
Other intangible assets, net	$443,329	$(50,706)	$392,624	7.6
Total intangible assets, net	$2,613,915	$(457,308)	$2,156,607

Within cost of revenue, we recorded impairment and amortization expenses related to intangible assets amounting to $36 million and $82 million in the second quarter of 2025 and 2026, respectively, and amounting to $66 million and $151 million in the first half of 2025 and 2026, respectively.

As of June 30, 2026, the expected future amortization expense related to intangible assets is as follows:

	June 30, 2026
Thousands	Intellectual properties, net	Customer base, net	Other intangible assets, net
Remainder of 2026	$50,844	$100,107	$26,639
2027	$89,347	$186,170	$49,173
2028	$84,589	$199,931	$53,202
2029	$53,055	$199,931	$53,200
2030	$42,516	$191,633	$51,355
Thereafter	$34,225	$531,635	$159,055
Total expected future amortization expense	$354,576	$1,409,407	$392,624
7. Leases

Operating right-of-use assets and operating lease liabilities recognized in the consolidated balance sheet were as follows:

Thousands		December 31, 2025	June 30, 2026
Assets:
Operating lease right-of-use assets, net	Other non-current assets, net	$35,403	$74,353
Liabilities:
Operating lease liabilities, current	Accrued and other current liabilities	$8,792	$12,965
Operating lease liabilities, non-current	Other non-current liabilities	$27,850	$64,290
Total lease liabilities		$36,643	$77,255
Bending Spoons S.p.A. | Q2 2026 Financial Statements | Page 18

The components of lease costs recognized in our consolidated income statement were as follows:

	Three months ended June 30,		Six months ended June 30,
Thousands	2025	2026	2025	2026
Operating lease expense	$2,065	$4,907	$3,543	$8,274
Variable lease expense and other	$814	$1,687	$1,638	$2,834
Total lease expense¹	$2,879	$6,594	$5,181	$11,108
¹ Entirely included in general and administrative expense.

Maturities of lease liabilities as of June 30, 2026, were as follows:

Thousands	June 30, 2026
Remainder of 2026	$9,688
2027	$17,940
2028	$13,197
2029	$13,483
2030	$12,713
Thereafter	$34,163
Total lease payments	$101,184
Less: amount representing interest	$(23,929)
Present value of future lease payments	$77,255
Lease liabilities:
Operating lease liabilities, current	$12,965
Operating lease liabilities, non-current	$64,290

The assumptions used for lease term and discount rate follow:

	December 31, 2025	June 30, 2026
Weighted-average remaining lease term in years	4.5	6.5
Weighted-average discount rate	7.0%	7.9%

Supplemental cash flow information related to leases was as follows:

	Three months ended June 30,		Six months ended June 30,
Thousands	2025	2026	2025	2026
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows for operating leases	$1,958	$3,088	$3,501	$5,911
Assets obtained in exchange for lease liabilities:
Operating leases	$6,865	$8,452	$6,865	$43,570

The increase in 2026 is mainly attributable to the commencement of two new leases in Milan in February 2026, and the renewal of the lease agreements for our headquarters in Milan and for our office in London in June 2026.

Bending Spoons S.p.A. | Q2 2026 Financial Statements | Page 19
8. Debt

Our outstanding financial debt consisted of the following:

Thousands	December 31, 2025	June 30, 2026
Intesa Sanpaolo n. 117077	$103,299	$91,822	(1)
Banco BPM n. 117077	$103,299	$91,822	(1)
BNL n. 117077	$103,299	$91,822	(1)
BPER Banca n. 117077	$62,667	$55,704	(1)
Mizuho n. 117077	$58,544	$52,039	(1)
Deutsche Bank n. 117077	$39,689	$35,279	(1)
HSBC n. 117077	$37,078	$32,958	(1)
IFIS n. 117077	$37,078	$32,958	(1)
Rabo Bank n. 117077	$37,078	$32,958	(1)
Credit Agricole n. 117077	$34,151	$30,356	(1)
CACIB n. 117077	$24,393	$21,683	(1)
JPM n. 117077	$20,889	$18,568	(1)
MCC n. 117077	$20,889	$18,568	(1)
NATIXIS n. 117077	$19,515	$17,346	(1)
CDP n. 117077	$39,689	$35,279	(1)
Facility A2 - Tranche 1	$352,500	$310,745	(1)
Facility A2 - Tranche 2	$206,683	$182,200	(1)
Facility A3	$—	$170,910	(1)
Facility A4	$—	$113,940	(1)
USD Term Loan B	$892,445	$854,264	(2)
EUR Term Loan B	$406,109	$383,835	(3)
USD Term Loan B (4th amendment)	$—	$938,125	(2)
EUR Term Loan B (add-on)	$—	$337,547	(3)
USD Term Loan A	$—	$651,750	(5)
Intesa Sanpaolo n. 1104660100	$58,750	$45,576	(4)
Intesa Sanpaolo n. 1176400100	$47,734	$39,167	(4)
Euro RCF	$—	$296,244
Total outstanding principal amount	$2,705,776	$4,983,469
Unamortized debt discount and issuance costs	$(34,894)	$(103,340)
Euro RCF accrued interest	$—	$952
Net carrying amount	$2,670,882	$4,881,081
Long-term debt:
Long-term debt, current	$415,260	$794,141
Long-term debt, non-current	$2,255,622	$4,086,939
Bending Spoons S.p.A. | Q2 2026 Financial Statements | Page 20

As of June 30, 2026, our revolving credit facilities had the following main characteristics:

  Euro RCF. A euro-denominated revolving credit facility, "RCF," providing borrowing capacity up to €1.22 billion ($1.38 billion at the then-current exchange rate), including €239 million add-ons made available in the second quarter of 2026. As of June 30, 2026, the facility was drawn for €260 million ($296 million at the then-current exchange rate) bearing interest equal to one-month Euribor, plus 3.25%. If drawn, amounts outstanding under the facility would bear interest at a rate equal to one-month, three-month, or six-month Euribor (at our discretion) plus 3.00% to 3.75% (depending on leverage ratio). An annual commitment fee equal to 0.90% to 1.13% (depending on leverage ratio) applies to the undrawn portion. The facility matures depending on the timing of certain refinancing events, but in any case no later than March 31, 2031.
  U.S. dollar RCF. A revolving credit facility denominated in U.S. dollars and providing borrowing capacity up to $195 million. As of June 30, 2026, the facility was fully undrawn. If drawn, amounts outstanding under the facility would bear interest at a rate equal to SOFR plus 3.50% or at a rate equal to ABR plus 2.50%. An annual commitment fee of 0.50% applies to the undrawn portion. The facility matures on March 7, 2031.

As of June 30, 2026, our term loan facilities had the following main characteristics:

(1)	2024 Euro TLA. The outstanding principal amount was €1.26 billion ($1.44 billion at the then-current exchange rate), including €150 million and €100 million add-ons, which were entirely drawn, completed in the second quarter of 2026. In addition, €100 million and €30 million add-ons, which remained undrawn, were also completed in the second quarter of 2026. 100% of the drawn facility was hedged against interest rate fluctuations. The facility bears interest at a rate ranging from 5.50% to 6.25% (inclusive of the effect and cost of hedging, and depending on leverage ratio) and matures on March 31, 2031.
(2)	2025 U.S. dollar TLB. The outstanding principal amount was $1.79 billion, including a $950 million amendment completed in the first quarter of 2026. 100% of the facility was hedged against interest rate fluctuations. The facility bears interest at a rate equal to 9.43% (inclusive of the effect and cost of hedging) and matures on March 7, 2031.
(3)	2025 Euro TLB. The outstanding principal amount was €0.63 billion ($0.72 billion at the then-current exchange rate), including a €300 million add-on completed in the first quarter of 2026. 100% of the facility was hedged against interest rate fluctuations. The facility bears interest at a rate equal to 7.94% (inclusive of the effect and cost of hedging) and matures on March 7, 2031.
(4)	Intesa Sanpaolo TLA. Two facilities whose aggregate outstanding principal amount was €74 million ($85 million at the then-current exchange rate). 100% of the facilities were hedged against interest rate fluctuations. The facilities bear interest at a rate equal to 5.58% (inclusive of the effect and cost of hedging) and mature on March 13, 2028, and on March 31, 2029, respectively.
(5)	2026 U.S. dollar TLA. The outstanding principal amount was $0.65 billion. 100% of the facility was hedged against interest rate fluctuations. The facility bears interest at a rate equal to 6.91% (inclusive of the effect and cost of hedging) and matures on March 7, 2031.

These financing arrangements include affirmative and negative covenants. The affirmative covenants include obligations relating to compliance with laws, maintenance of authorizations, preservation of assets and insurance, payment of taxes, delivery of financial information, and compliance with applicable financial covenants, including a requirement to maintain a leverage ratio no greater than 4.00. "Leverage ratio" is defined as net debt divided by adjusted EBITDA. "Net debt" is defined as financial debt and the capitalized value of finance lease liabilities, less available cash. "Adjusted EBITDA" is defined as earnings before interest, taxes, depreciation, and amortization, determined on a pro forma basis to include the results of the acquired businesses for the entire reporting period, and adjusted to exclude transaction-related expense, reorganization-related expense, and equity compensation expense, among other items. In addition, adjusted EBITDA reflects achieved cost savings from reorganizations as if they had been achieved at the beginning of the period, as well as expected cost savings. As of June 30, 2026, we were in compliance with this covenant. The negative covenants restrict (among other things) asset disposals, distributions, the incurrence of additional indebtedness, the granting of loans, guarantees, and security interests, and certain acquisitions, mergers, and corporate reorganizations, subject to agreed exceptions.

Each of these financing agreements also contains events of default, including misrepresentations, non-payment, breaches of financial covenants or other obligations, cross-default to other indebtedness, insolvency proceedings, and some change of control or corporate events. Upon the occurrence of an event of default and, where applicable, the expiry of any grace period, lenders may terminate commitments and declare outstanding amounts immediately due and payable.

Bending Spoons S.p.A. | Q2 2026 Financial Statements | Page 21

As of June 30, 2026, the future principal payments for the outstanding debt were as follows:

Thousands	June 30, 2026
Remainder of 2026	$534,408
2027	$491,329
2028	$479,935
2029	$457,859
2030	$454,298
Thereafter	$2,565,639
Total future principal payments	$4,983,469
Interest expense on debt

The following table sets forth total interest expense related to our debt.

	Three months ended June 30,		Six months ended June 30,
Thousands	2025	2026	2025	2026
Interest expense	$36,150	$107,992	$56,173	$200,081
Interest rate swap differentials	$(417)	$978	$(1,124)	$2,072
Total interest expense on debt	$35,733	$108,970	$55,049	$202,154
9. Equity

The following tables show the changes in accumulated other comprehensive income by component for the second quarter of 2025 and 2026.

	Three months ended June 30, 2025
Thousands	Gains and losses on cash flow hedges	Foreign currency items	Total
Balance as of April 1, 2025	$195	$(22,399)	$(22,203)
Other comprehensive income (loss) before reclassifications	$(7,038)	$15,446	$8,408
Amounts reclassified from accumulated other comprehensive income (loss)	$146	$—	$146
Net current-period other comprehensive income (loss)	$(6,892)	$15,446	$8,554
Balance as of June 30, 2025	$(6,697)	$(6,953)	$(13,649)

	Three months ended June 30, 2026
Thousands	Gains and losses on cash flow hedges	Foreign currency items	Total
Balance as of April 1, 2026	$17,202	$(11,132)	$6,070
Other comprehensive income (loss) before reclassifications	$16,447	$(14,579)	$1,869
Amounts reclassified from accumulated other comprehensive income (loss)	$2,580	$—	$2,580
Net current-period other comprehensive income (loss)	$19,028	$(14,579)	$4,449
Balance as of June 30, 2026	$36,230	$(25,711)	$10,519
Bending Spoons S.p.A. | Q2 2026 Financial Statements | Page 22

The following tables show the changes in accumulated other comprehensive income by component for the first half of 2025 and 2026.

	Six months ended June 30, 2025
Thousands	Gains and losses on cash flow hedges	Foreign currency items	Total
Balance as of January 1, 2025	$403	$(25,145)	$(24,741)
Other comprehensive income (loss) before reclassifications	$(6,909)	$18,192	$11,283
Amounts reclassified from accumulated other comprehensive income (loss)	$(190)	$—	$(190)
Net current-period other comprehensive income (loss)	$(7,100)	$18,192	$11,093
Balance as of June 30, 2025	$(6,697)	$(6,953)	$(13,649)

	Six months ended June 30, 2026
Thousands	Gains and losses on cash flow hedges	Foreign currency items	Total
Balance as of January 1, 2026	$(4,813)	$10,825	$6,013
Other comprehensive income (loss) before reclassifications	$39,408	$(36,536)	$2,872
Amounts reclassified from accumulated other comprehensive income (loss)	$1,635	$—	$1,635
Net current-period other comprehensive income (loss)	$41,043	$(36,536)	$4,507
Balance as of June 30, 2026	$36,230	$(25,711)	$10,519
10. Equity compensation expense

The breakdown of equity compensation costs by function is as follows:

	Three months ended June 30,		Six months ended June 30,
Thousands	2025	2026	2025	2026
Cost of revenue	$307	$781	$588	$2,215
Research and development expense	$4,556	$8,005	$13,861	$23,541
Sales and marketing expense	$142	$495	$350	$1,504
General and administrative expense	$6,391	$5,025	$13,086	$15,724
Total equity compensation expense	$11,396	$14,306	$27,885	$42,984
Stock option plans

The following table summarizes grant activity under stock option plans for the first half of 2025.

	Number of awards	Weighted average per-award fair value at grant date
Balance as of January 1, 2025	33,248,435	$1.95
Exercised	—	$—
Granted	3,239,440	$7.17
Cancelled	(116,960)	$1.61
Balance as of March 31, 2025	36,370,915	$2.19
Exercised	—	$—
Granted	84,785	$7.69
Cancelled	(71,245)	$2.73
Balance as of June 30, 2025	36,384,455	$2.23
Bending Spoons S.p.A. | Q2 2026 Financial Statements | Page 23

The following table summarizes grant activity under stock option plans for the first half of 2026.

	Number of awards	Weighted average per-award fair value at grant date
Balance as of January 1, 2026	33,172,075	$2.38
Exercised	—	$—
Granted	3,241,945	$16.78
Cancelled	(39,965)	$7.84
Balance as of March 31, 2026	36,374,055	$3.66
Exercised	—	$—
Granted	—	$—
Cancelled	(25,476)	$8.06
Balance as of June 30, 2026	36,348,579	$2.78

As of June 30, 2026, $9 million of unrecognized compensation costs related to non-vested stock options were expected to be recognized over a weighted average period of less than one year.

In the second quarter of 2025 and 2026, we recognized equity compensation expense related to stock options of $7 million and $14 million, respectively.

In the first half of 2025 and 2026, we recognized equity compensation expense related to stock options of $23 million and $43 million, respectively.

Warrants

The following table summarizes grant activity under warrant plans for the first half of 2025.

	Number of awards¹	Weighted average per-award fair value at grant date
Balance as of January 1, 2025	2,557,350	$1.39
Exercised	—	$—
Granted	—	$—
Cancelled	—	$—
Balance as of March 31, 2025	2,557,350	$1.39
Exercised	—	$—
Granted	500,000	$9.27
Cancelled	—	$—
Balance as of June 30, 2025	3,057,350	$2.68
¹ The number of awards presented in the table refers to the underlying shares subject to the warrant instruments.
Bending Spoons S.p.A. | Q2 2026 Financial Statements | Page 24

The following table summarizes grant activity under warrant plans for the first half of 2026.

	Number of awards¹	Weighted average per-award fair value at grant date
Balance as of January 1, 2026	4,000,000	$5.99
Exercised	(4,000,000)	$5.99
Granted	91,730	$16.69
Cancelled	—	$—
Balance as of March 31, 2026	91,730	$16.69
Exercised	—	$—
Granted	—	$—
Cancelled	—	$—
Balance as of June 30, 2026	91,730	$16.69
¹ The number of awards presented in the table refers to the underlying shares subject to the warrant instruments.

As of June 30, 2026, all outstanding warrants were subject to contingent events that were not considered probable. Accordingly, no compensation cost had been recognized related to these warrants.

In the second quarter of 2025, we recognized equity compensation expense for warrants of $5 million. No such expense was recognized in the second quarter of 2026.

In the first half of 2025, we recognized equity compensation expense for warrants of $5 million. No expense was recognized in the first half of 2026.

11. Personnel-related expense

Personnel-related expense was allocated as follows:

	Three months ended June 30,		Six months ended June 30,
Thousands	2025	2026	2025	2026
Cost of revenue	$5,168	$8,980	$11,651	$18,910
Sales and marketing expense	$5,286	$36,612	$17,636	$70,854
Research and development expense	$19,450	$58,324	$63,392	$152,833
General and administrative expense	$24,189	$33,031	$78,420	$92,068
Other expense (income)	$(32)	$(23)	$190	$(1,938)
Total personnel-related expenses	$54,062	$136,925	$171,290	$332,727

Our Italy-based employees are entitled to a statutory severance plan (trattamento di fine rapporto), which qualifies as a defined benefit plan.

Changes in obligations of our defined benefit plans in the first half of 2025 and 2026 were as follows:

	Six months ended June 30,
Thousands	2025	2026
Benefit obligation at the beginning of the period	$3,627	$3,860
Service cost	$591	$93
Interest cost	$75	$30
Actuarial (gain) loss	$115	$(1,969)
Benefit paid	$(362)	$(226)
Foreign exchange translation reserve	$502	$(62)
Benefit obligation at the end of the period	$4,548	$1,727
Bending Spoons S.p.A. | Q2 2026 Financial Statements | Page 25
12. Earnings per share

The following table sets forth the computation of basic and diluted earnings (loss) per share attributable to our shareholders in the second quarter of 2025 and 2026.

	Three months ended June 30, 2025			Three months ended June 30, 2026
	Class A	Ordinary shares²	Consolidated	Class A	Ordinary shares²	Consolidated
Basic earnings per share:
Net income attributable to Bending Spoons shareholders	$35,844,830	$29,438,326	$65,283,156	$91,379,186	$85,588,267	$176,967,453
Shares used in computation of basic earnings per share¹	317,185,475	260,495,288	577,680,763	310,240,685	290,579,985	600,820,670
Basic earnings per share	$0.11	$0.11	$0.11	$0.30	$0.30	$0.30
Diluted earnings per share:
Net income attributable to Bending Spoons shareholders	$33,738,492	$31,544,664	$65,283,156	$86,495,006	$90,472,447	$176,967,453
Shares used in computation of basic earnings per share¹	317,185,475	260,495,288	577,680,763	310,240,685	290,579,985	600,820,670
Effect of dilutive shares equivalent	—	36,065,363	36,065,363	—	33,927,000	33,927,000
Shares used in computation of diluted earnings per share¹	317,185,475	296,560,651	613,746,126	310,240,685	324,506,985	634,747,670
Diluted earnings per share	$0.11	$0.11	$0.11	$0.28	$0.28	$0.28
¹ Amounts have been retrospectively adjusted to reflect the stock split that was approved on April 23, 2026, and became effective on April 28, 2026, and the reverse stock split that was approved on May 28, 2026, and became effective on May 29, 2026.
² Amounts have been retrospectively adjusted to reflect the share conversion that was approved on April 23, 2026, and became effective on June 30, 2026. Accordingly, classes B, C, X-1 and X-2 have been aggregated and presented in the ordinary shares class from the beginning of the earliest period presented. For the three months ended June 30, 2025, the net income attributable to each previous shareholders class was: $3,765,259 to class B, $14,301,304 to class C, $9,563,771 to class X-1, and $1,807,992 to class X-2.
Bending Spoons S.p.A. | Q2 2026 Financial Statements | Page 26

The following table sets forth the computation of basic and diluted earnings (loss) per share attributable to our shareholders in the first half of 2025 and 2026.

	Six months ended June 30, 2025			Six months ended June 30, 2026
	Class A	Ordinary shares³	Consolidated	Class A	Ordinary shares³	Consolidated
Basic earnings (loss) per share:
Net income attributable to Bending Spoons shareholders	$(25,743,630)	$(21,141,831)	$(46,885,461)	$105,837,292	$98,595,307	$204,432,599
Shares used in computation of basic earnings (loss) per share¹	317,185,475	260,487,037	577,672,512	310,240,685	289,012,267	599,252,952
Basic earnings (loss) per share	$(0.08)	$(0.08)	$(0.08)	$0.34	$0.34	$0.34
Diluted earnings (loss) per share:
Net income attributable to Bending Spoons shareholders	$(25,743,630)	$(21,141,831)	$(46,885,461)	$99,871,934	$104,560,665	$204,432,599
Shares used in computation of basic earnings (loss) per share¹	317,185,475	260,487,037	577,672,512	310,240,685	289,012,267	599,252,952
Effect of dilutive shares equivalent²	—	—	—	—	35,793,421	35,793,421
Shares used in computation of diluted earnings (loss) per share¹	317,185,475	260,487,037	577,672,512	310,240,685	324,805,688	635,046,373
Diluted earnings (loss) per share	$(0.08)	$(0.08)	$(0.08)	$0.32	$0.32	$0.32
¹ Amounts have been retrospectively adjusted to reflect the stock split that was approved on April 23, 2026, and became effective on April 28, 2026, and the reverse stock split that was approved on May 28, 2026, and became effective on May 29, 2026.
² For the six months ended June 30, 2025, the effect of these instruments was not included in diluted earnings (loss) per share as we reported a net loss and their inclusion would have been anti-dilutive. These instruments represent 36,236,996 ordinary shares (53,055 X-1 shares and 36,183,941 X-2 shares, respectively considering previous shareholders' classes).
³ Amounts have been retrospectively adjusted to reflect the share conversion that was approved on April 23, 2026, and became effective on June 30, 2026. Accordingly, classes B, C, X-1 and X-2 have been aggregated and presented in the ordinary shares class from the beginning of the earliest period presented. For the six months ended June 30, 2025, the net income attributable to each previous shareholders class was: $(2,899,275) to class B, $(10,076,066) to class C, $(6,888,988) to class X-1, and $(1,277,502) to class X-2.
Bending Spoons S.p.A. | Q2 2026 Financial Statements | Page 27
13. Income taxes

Income (loss) before tax and income tax expense (benefit) were as follows:

	Three months ended June 30,		Six months ended June 30,
Thousands, except effective tax rate	2025	2026	2025	2026
Income (loss) before tax	$62,139	$150,769	$34,220	$227,101
Income tax expense (benefit)	$(3,113)	$(26,198)	$81,173	$22,668
Effective tax rate	(5) %	(17) %	237%	10%

The effective tax rate in each period is primarily impacted by tax benefits arising from the fair value remeasurement of cash-settled share-based compensation, partially offset by losses incurred in jurisdictions where no tax benefit has been recognized due to valuation allowances.

In addition to these recurring factors, the effective tax rate for the corresponding period in 2025 was impacted by taxes recognized in connection with the transfer of certain acquired businesses to Italy.

14. Segments and geographic information

Bending Spoons acquires and operates businesses through a centralized Platform. Key strategic and operating decisions include the identification and execution of acquisitions, determination of financing structures, integration of acquired businesses, and resource allocation across our portfolio. These decisions are initiated and determined by our chief executive officer.

Dedicated teams are responsible for devising and executing product, technology, and marketing initiatives at the level of individual businesses or groups of businesses. Personnel are frequently reallocated across businesses as our portfolio expands and priorities shift. As a result, the composition of these teams and how businesses are grouped evolve over time, particularly following acquisitions. This model reflects our focus on optimizing overall portfolio performance rather than managing individual businesses as independent profit centers.

Consistent with this structure, we operate as a single operating and reportable segment, and our chief executive officer has been identified as the chief operating decision maker ("CODM"). The CODM evaluates Bending Spoons' performance and allocates resources based on consolidated net income (loss) as presented on the consolidated income statements (management may also review an adjusted version of this measure to improve period-to-period comparability). The measure of segment assets is reported as total consolidated assets in the consolidated balance sheets. Significant segment costs and other segment items are included within our consolidated income statements, with additional information about these components presented elsewhere in the accompanying financial statements.

Our long-lived tangible assets and operating lease right-of-use assets recognized were as follows:

Thousands	December 31, 2025	June 30, 2026
U.S.	$28,389	$24,884
Italy	$9,155	$48,139
U.K.	$6,315	$9,486
Netherlands	$16	$—
Rest of the world	$2,607	$5,696
Total tangible long-lived and operating lease assets	$46,482	$88,204
15. Subsequent events

On July 1, 2026, we completed our initial public offering of ordinary shares on the Nasdaq Global Select Market under the ticker symbol "BSP." The offering comprised 57,971,015 ordinary shares at a price to the public of $29.00 per share, of which 34,398,640 shares were sold by us and 23,572,375 shares were sold by certain shareholders. The underwriters were granted a 30-day option to

Bending Spoons S.p.A. | Q2 2026 Financial Statements | Page 28

purchase up to an additional 8,695,652 ordinary shares to cover over-allotments (5,244,026 ordinary shares from us and 3,451,626 ordinary shares from the selling shareholders), which was exercised in full on July 9, 2026. We received aggregate net proceeds of $1.10 billion, after deducting underwriting discounts and commissions. We did not receive any proceeds from the shares sold by the aforementioned shareholders. The completion of the initial public offering satisfied the vesting condition for certain one-off equity-based compensation awards, resulting in $11 million of equity compensation expense to be recognized in the third quarter of 2026.

On July 8, 2026, Bending Spoons UK Limited entered into a lease for approximately 30,700 square feet of office space at Regent's Wharf, London, which will serve as the Group's principal U.K. corporate office. The lease has a non-cancellable term of 10 years, expiring in June 2036, with a tenant-only break option exercisable in June 2031. Initial annual base rent is $1.3 million during the incentive period, increasing to $2.6 million thereafter, subject to periodic RPI-indexed rent reviews with cap and collar provisions. On commencement, we expect to recognize a right-of-use asset and corresponding lease liability of $8 million.

On July 7, we repaid the €260 million drawn euro RCF that was outstanding as of June 30, 2026. The facility remains available for future drawdowns in accordance with its terms.

After June 30, 2026, we entered into the following new financing agreements and amendments to existing financing arrangements:

  On July 8, we signed two additional facility notices with Banca Monte dei Paschi di Siena S.p.A. for a new term loan A facility and an increase in the RCF commitment, for amounts of, respectively, €90 million and €30 million. The facilities remain available for future drawdowns in accordance with their terms and mature in March 2031.
  On July 24, 2026, we entered into a new €500 million SACE-backed medium-to-long-term term loan facility, provided by a syndicate of lenders and benefiting from a 80% guarantee provided on July 27, 2026 by SACE S.p.A. (the Italian export credit agency). The facility matures in March 2031 and is available for general corporate purposes and acquisitions.

In addition, after June 30, 2026 we were made available the following financing under agreements previously entered into:

  Additional €221 million increases of our Euro RCF by virtue of additional facility notices signed in Q2 2026 whose commitments became available on 8 July 2026. The increase brought our total RCF borrowing capacity to $1.87 billion as of August 12, of which €1.47 billion euro-denominated and $195 million dollar-denominated.
  An additional €25 million facility under our 2024 Euro TLA by virtue of an additional facility notice signed in Q2 2026 whose commitment became available upon completion of our initial public offering.

On July 27, 2026, we drew €100 million under our 2024 Euro TLA, utilizing in full one of the add-ons completed in the second quarter of 2026 that remained undrawn as of June 30, 2026.

On August 4, 2026 we entered into a definitive agreement to acquire 100% of the issued and outstanding shares of Formagrid Inc., owner and operator of Airtable, in an all-cash transaction. The deal values Airtable at an enterprise value of $1.29 billion. The acquisition is expected to close in 2026, subject to receipt of required regulatory approvals and other customary closing conditions.

We evaluated subsequent events through August 12, 2026, which is the date on which these condensed consolidated interim financial statements were available to be issued.

Bending Spoons S.p.A. | Q2 2026 Financial Statements | Page 29